"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04010014

04 FEB 24 AM 7:2

Date: 10 February 2004

BBH results for full year 2003

Baltic Beverages Holding AB (BBH) announces its full year 2003 and fourth quarter results (October to December 2003).

Continued sales momentum in 2003

BBH beer volumes of 31.35 MHL, up 8%:
- BBH Russia, up 9%
- BBH Ukraine, up15%
- BBH Baltics, level

Net sales up 13% (US Dollars)
Russian market share 33.0%, up 0.4%pts
Ukrainian market share 21.7%, up 1.3%pts

SUPPL

PROCESSED FEB 24 2004 THOMSON FINANCIAL

dlw 2/24

Profits impacted by currency and increased costs*

2003	MUSD		MEUR	
Net sales	1,314	+13%	1,161	- 6%
EBITDA	400	+4%	352	-14%
EBITA	300	- 3%	264	-20%

Q403	MUSD		MEUR	
Net sales	291	+27%	245	+6%
EBITDA	71	- 10%	57	-19%
EBITA	42	- 16%	35	-30%

*These are the results as reported by BBH AB. Previous numbers published by both Carlsberg A/S and Scottish & Newcastle plc show non-material variations due to technical differences under Danish and UK GAAP.

Sales volumes in Q4 were up14%, and sales up 27% in USD and 6% in Euro.

Profits for the full year and Q4 were affected by currency and increased costs in the business. These investments (two new breweries and major changes to Baltika's sales and

Beer volumes; solid growth in 2003, despite decline in Q1

Beer volume growth (%)

	2003	Q1	Q2	Q3	Q4
BBH	+9	-1	+11	+9	+15
BBH Russia	+9	-5	+12	+12	+14
Russian Market	+7	-6	+8	+7	+18
BBH Ukraine	+15	+8	+14	+5	+28
Ukrainian Market	+8	+2	+21	-+0	+13

The second half, showed a continuation of the good volume trends established in the second quarter, both within BBH and for the markets as a whole.

Market share

Continuing gains for BBH in Russia.
In 2003 BBH gained market share in Russia by 0.4% points to 33.0%. BBH remains the market leader. There was strong share growth from Yarpivo and the smaller BBH breweries Vena, Zolotoy Ural and Pikra. Baltika declined a little due to the effects of the restructuring of its sales and distribution network.

Strong growth in Ukraine
In Ukraine BBH made strong progress. BBH market share grew to 21.7%, which is 1.3% points higher than in 2002. At the same time BBH passed Obolon, and became the number two player in the Ukrainian beer market. The new brewery in Kiev, due to open in spring 2004, will ease capacity constraints and add momentum to this good performance.

Baltics share stable
In the Baltics high levels of competitor activity in the low value PET sector led to slight market share loss in the year: 0.6% points to 44.1%, which still positions BBH as the undisputed market leader. Volumes, held back by a difficult comparative summer period, remained flat in comparison to 2002.

Kazakhstan position established
In the newest market, Kazakhstan, BBH has succeeded in establishing a strong position with a good brand portfolio, wide distribution network and capable management team. BBH now has an official market share of 14%, although with the inclusion of the unofficial Baltika imports BBH Kazakhstan share reaches 21%, making it the market leader already in the first year of operation.

Pricing

Net prices in Roubles grew by ca 6% in the year, slightly less than food/beverage inflation. This was due to a number of factors including the 25% increase in excise duty in January 2003, fast growth in the lower priced PET sector, as well as increased supply in the market which limited the opportunity for industry price increases.

Margins

Gross margins for the full year and Q4 remained level, demonstrating robust demand for BBH's brands.

in Baltika's sales and distribution network. EBITA margin was 22.7%, 3.8% points lower than in 2002.

Currency

During 2003 the rouble has appreciated by 2% against the US Dollar but depreciated by 17% against the Euro, (compared with the average exchange rates for 2002).

Outlook

Christian Ramm-Schmidt, BBH Managing Director commented;

'BBH's results show continued sales and volume development in 2003, demonstrating the underlying strengths of its businesses. Profits for the year were held back by increased investments in brewing and distribution infrastructure as well as the negative impact of currency.

In addition to building our physical infrastructure for future growth, BBH has also made considerable progress in developing its management capabilities.

BBH remains confident in the prospects for its markets and believes that it is well positioned for good volume and profit growth in 2004.'

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Baltic Beverages Holding AB (BBH) is a 50:50 owned joint venture between Carlsberg Breweries A/S and Scottish & Newcastle plc. BBH operates 18 breweries in six countries in Eastern Europe, including Russia where it is the market leader with a 33% market share.

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A slide presentation of the results is available on the Carlsberg, Orkla, and Scottish&Newcastle websites: www.carlsberg.com, www.orkla.com and www.scottish-newcastle.com .

There will be a conference call for analysts and institutional investors today at 3 pm (CET) 4 pm (GMT). Anyone wishing to participate who has not received an invitation should contact George Hudson on +44 207 360 4900 or at ghudson@smithfieldfinancial.com.

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enquiries to:

Baltic Beverages Holding AB:
Christian Ramm-Scmidt, Managing Director
Mervi Heinaro, Corporate Affairs Director
+358 9 5425 2911

Carlsberg A/S:
Mikael Bo Larsen, Investor Relations Manager +45 33 27 12 23
Margrethe Skov, Public Affairs Director +45 33 27 14 10

Orkla ASA:
Rune Helland, VP Investor Relations +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations +47 22 54 44 55

Scottish & Newcastle plc:
Jeremy Blood, Director of Corporate Affairs
Bridget Walker, Investor Relations Director
Linda Bain, Corporate Affairs Manager
+44 131 528 2000